EXHIBIT: ITEM 23(L):

INITIAL WAIVER OF COMPENSATION AGREEMENT

_____ (the "Trustee") agrees to waive the right to compensation by Freedom Asset Management Capital Series for a period 1 (one) year.

DATED as of the 15 day of October, 2001.

Signature:

_____	By:	*Juan Gabriel Garcés, President*
_____, Trustee		Juan Gabriel Garcés, President
Freedom Asset Management		Freedom Asset Management Capital Series
Capital Series		